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Proxy Information
This proxy material concerns the following T. Rowe Price funds:

Growth Stock Fund
New Era Fund
New Horizons Fund

Dear Shareholder:

We cordially invite you to attend an annual shareholder meeting of the Growth Stock Fund, New Era Fund, and New Horizons Fund on Tuesday, October 23, 2001. There are several items on the agenda, but the most important one is the election of fund directors. We ask you to read the enclosed information carefully and to submit your vote.

Recognizing the important role independent directors play in governing our funds, the current fund directors are asking shareholders to elect an expanded slate of directors that will increase the number of independent directors serving each fund. If the entire slate is approved, each fund Board will be composed of at least two-thirds independent directors. All of the directors standing for election currently serve on the Boards of multiple T. Rowe Price funds.

Since the director proposal is common to each of these funds, we have combined our discussion into this single proxy statement - which will reduce fund expenses. If you own other Price funds - as do most of our investors - you will receive a combined proxy for all of the other Price funds. Please note that we are required to provide you one proxy card for each account that you own.

A second proposal recommends amending the charters of our three oldest funds, Growth Stock, New Era, and New Horizons, to conform them to those of other Price funds, which permit the creation of series and share classes. These provisions will enable us to provide additional services desired by certain types of investors and to allocate fund expenses accordingly. For example, a new class of shares designed to be sold to institutional investors could be added to one or more of the funds.

Finally, the directors of the New Horizons Fund recommend removing a provision of that fund's charter that is no longer necessary because of changes in state law. The subject of that provision is now addressed by the fund's comprehensive Code of Ethics.

We realize that most of our shareholders will not be able to attend the meeting and vote their shares in person. However, we do need your vote. You can vote by mail, telephone, or through the Internet, as explained in the enclosed material. If you later decide to attend the meeting, you may revoke your proxy and vote your shares in person if you wish. By voting promptly, you can help your fund
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avoid the expense of additional mailings.
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If you would like additional information concerning the matters proposed for action at the meetings, please call one of our service representatives at 1-800-541-5910. Your participation in this vote is extremely important.

Sincerely,

James S. Riepe
Chairman of the Board
T. Rowe Price Investment Services, Inc.
                                                                 GSF